FORM 11K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                 ANNUAL REPORT

       Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                  For the fiscal year ended December 31, 1999

                          COMMISSION FILE NO. 0-12781

            A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

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                CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
------------------------------------------------------------------------------

            B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

               CULP, INC.
               101 SOUTH MAIN STREET
               P.O. BOX 2686
               HIGH POINT, NORTH CAROLINA 27261-2686

            There were no material changes in the Plan or the Investment Policy of the Plan. Culp, Inc. has made no profit sharing contributions during the past five years. The approximate number of employees participating in the Plan at December 31, 1999 was 3,200. The Retirement Committee administers the Plan, and its members are Phillip W. Wilson, Kenneth M. Ludwig and Robert G. Culp, III, all employees of Culp, Inc.

              Financial Statements and Exhibits.
              ----------------------------------

            (a) Financial Statements. A list of all financial statements filed as part of this report, beginning on page 1, is set forth below:

            Financial Statement                             Page of Report
            -------------------                             --------------

            Independent Auditors' Report                          1
            Statements of Net Assets Available
                  for Plan Benefits                               2
            Statements of Changes in Net Assets
                  Available for Plan Benefits                     3
            Notes to Financial Statements                         4

            (b)  Exhibits.  No exhibits are filed with this annual report.


                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                        CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN

                        By:  Culp, Inc. Plan Administrator

                        By:  The Culp, Inc. Retirement Committee

Date:   June 27, 2000


                              Robert G. Culp, III
                              -------------------


                              Phillip W. Wilson
                              -----------------


                              Kenneth M. Ludwig
                              -----------------

                        INDEPENDENT AUDITORS' REPORT



To the Retirement Committee of the
Culp, Inc. Employees' Retirement Builder Plan
High Point, North Carolina


We have audited the accompanying statements of net assets available for plan benefits of the Culp, Inc. Employees' Retirement Builder Plan as of December
31, 1999 and 1998 and the related statements of changes in net assets available for plan benefits for each of the years in the three year period ended December 31, 1999. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Culp, Inc. Employees' Retirement Builder Plan as of December 31, 1999 and 1998 and the changes in its net assets available for plan benefits for each of the years in the three year period ended December 31, 1999 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules presented on pages 8 through 10 are presented for the purpose of additional analysis and are not a required part of the basic financial statements. The supplemental schedule on page 8 is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information for the years ended December 31, 1999, 1998 and 1997 has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole. The supplemental information for the years ended December 31, 1996 and 1995 was audited by us and our report dated March 20, 1997 expressed an unqualified opinion on such information in relation to the basic financial statements for those years taken as a whole.


Dixon Odom PLLC

March 16, 2000

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 1999 and 1998
-------------------------------------------------------------------------------


ASSETS                                                  1999           1998
                                                     -----------   ------------
Investments, at fair value                           $31,208,578   $ 25,965,403
Receivables
  Employer contributions                                 175,504        104,007
  Employee contributions                                 267,427        261,725
                                                     -----------   ------------
                                      TOTAL ASSETS    31,651,509     26,331,135

LIABILITIES

Accounts payable                                             636            441
                                                     -----------   ------------
                              NET ASSETS AVAILABLE
                                 FOR PLAN BENEFITS   $31,650,873   $ 26,330,694
                                                     ===========   ============







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See accompanying notes.                                                  Page 2

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Years Ended December 31, 1999, 1998 and 1997
-------------------------------------------------------------------------------


                                           1999          1998          1997
                                        ----------    -----------    ----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO
  Net  income  from   investment  in
   common trust funds                   $   550,632   $   515,096    $  483,155
  Net  income  from   investment  in
   registered investment company funds 2,211,280 1,051,786 1,843,936 Appreciation (depreciation) in fair
   value of Culp, Inc. stock fund         (781,232)    (3,903,801)    1,445,053
  Interest income from participant
   loan fund                                   232            135             -
  Contributions
    Employer                             2,398,858      1,255,704       987,617
    Employees                            3,719,681      3,107,175     2,386,222
    Direct rollovers                        99,327        355,722        68,171
  Increase in cash  surrender  value
   of life insurance                        51,789              -             -
                                        ----------    -----------    ----------
                      TOTAL ADDITIONS    8,250,567      2,381,817     7,214,154
                                        ----------    -----------    ----------
DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO
  Benefits paid to participants          2,777,904      2,403,439     1,562,644
  Insurance                                      -          4,167         7,869
  Trustee fees                              53,553         66,203        27,193
  Administrative fees                       98,931              -             -
                                        ----------    -----------    ----------
                     TOTAL DEDUCTIONS    2,930,388      2,473,809     1,597,706
                                        ----------    -----------    ----------
              NET INCREASE (DECREASE)    5,320,179        (91,992)    5,616,448

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS
  Beginning of year                     26,330,694     26,422,686    20,806,238
                                        ----------    -----------    ----------
                          END OF YEAR  $31,650,873    $26,330,694   $26,422,686
                                        ==========    ===========   ===========




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See accompanying notes.                                                  Page 3
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CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
-------------------

The financial statements of the Plan are prepared using the accrual method of accounting.

Estimates
---------

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Valuation of Investments and Income Recognition
-----------------------------------------------

Investments in common trust funds are stated at fair value based on the values of the respective instruments held by each fund as determined by the quoted market prices on the last day of the plan year. Investments in common stocks are stated at fair value as determined by the quoted market prices on the last day of the plan year. Shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held. The cost of securities sold is determined based on average cost. Participant loans are valued at cost which approximates fair value.

Purchases and sales of investments are reported on a trade date basis. Income from investments is reported as earned on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits
-------------------

Benefits are recorded when paid.

Reclassification
----------------

Certain amounts in the statements of changes in net assets available for plan benefits for the years 1998 and 1997 were reclassified from dividend income to appreciation (depreciation) in fair value of Culp, Inc. stock fund to more appropriately report the investment income.


NOTE B - DESCRIPTION OF PLAN

The following description of the Culp, Inc. Employees' Retirement Builder Plan (the "Plan") provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

General
-------

The Plan is a defined contribution plan covering all full-time employees of Culp, Inc. (the "Company") and its subsidiaries who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

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                                                                         Page 4

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997


NOTE B - DESCRIPTION OF PLAN (Continued)

General (Continued)
-------------------

Effective January 1, 1998 employees of Phillips Mills, Inc. were admitted into the Plan and must meet the above general requirements in order to participate in the Plan. Effective July 1, 1998 employees of the Wetumpka division of Dan River, Inc. and Artee Industries, Inc. were admitted into the Plan and must meet the above general requirements in order to participate in the Plan.

Contributions
-------------

The Plan was established in 1982 as a profit-sharing plan to which contributions determined by the Board of Directors of Culp, Inc. could be made on a discretionary basis. No profit-sharing contributions were made during 1999, 1998 or 1997.

In January 1999, the Plan was amended to include safe harbor provisions. Participants may contribute from 2% to 15% of their annual compensation as 401(k) contributions. The Company made a matching contribution equal to 100% of the participant's contribution up to the first 3% of annual compensation plus 50% of the next 2% of compensation for 1999. In 1998 and 1997, the Company made matching contributions equal to 50% of the participant's contribution up to the first 5% of annual compensation. Participants may elect to have contributions invested in 5% increments in a value fund, a stable investment fund, a Culp, Inc. stock fund, an equity growth fund, an insurance fund or a balanced fund. Contributions are subject to certain limitations.

Participant Accounts
--------------------

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
-------

Participants are immediately vested in their profit-sharing accounts and their 401(k) contributions, including the matching contributions from the Company and actual earnings thereon.

Payment of Benefits
-------------------

On termination of service, death, disability or retirement, a participant may elect to receive either a lump-sum distribution or monthly or annual installments over a term not to exceed the lesser of fifteen years or life expectancy of the participant and the designated beneficiary. Life insurance purchased through the Plan may be either converted to cash or transferred to the participant.

Participant Loans
-----------------

Effective August 1, 1998, Culp, Inc. amended the Plan to allow existing loan balances from Artee Industries, Inc. to enter the Plan. No new loans may be established under this amendment. As of December 31, 1999 and 1998, there was one loan outstanding with a balance of $1,827 and $3,366, respectively.


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                                                                         Page 5

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997


NOTE C - INVESTMENTS

The following table presents the fair value of investments at December 31, 1999 and 1998. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                        1999           1998
                                                      -----------   ------------
   Investments at fair value as determined by quoted
    market price:
     Common trust funds:
       First Union Stable Investment Fund             $11,218,583   $  9,927,482
     Registered investment company funds:
       Evergreen Select Balanced Fund                   6,076,336      5,795,346
       Evergreen Select Value Portfolio Trust           7,361,569      6,407,546
       American Century Equity Growth Fund VI           2,798,760              -
     Culp, Inc. common stock                            3,692,343      3,831,663
     Insurance policies                                    59,160              -

   Investments at cost which approximates fair value:
     Participant loans                                      1,827          3,366
                                                      -----------   ------------
                                                      $31,208,578   $ 25,965,403
                                                      ===========   ============
The Plan's investments (including investments bought, sold, and held during the year) have appreciated (depreciated) in value as follows:

                                                 1999         1998         1997
                                             ----------   ---------- -----------
     Common trust funds:
       First Union Stable Investment Fund $ 550,632 $ 515,096 $ 483,155 Registered investment company funds:
       Evergreen Select Balanced Fund           799,936      585,412     862,690
       Evergreen Select Value Portfolio Trust 1,177,045      466,374     981,246
       American Century Equity Growth Fund VI   234,299            -           -
     Culp, Inc. common stock                   (781,232)  (3,903,801)  1,445,053
                                             ----------   ---------- -----------
                                             $1,980,680  $(2,336,919) $3,772,144
                                             ==========  ============ ==========

NOTE D - ACCOUNTS OF TERMINATED PARTICIPANTS

Included in net assets available for plan benefits at December 31, 1999 and 1998 is $101,676 and $264,232, respectively, allocated to the accounts of persons who elected to withdraw from the Plan or who were terminated but have not yet been paid.

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                                                                          Page 6

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997

NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


NOTE F - INCOME TAX STATUS

The Plan obtained its last determination letter on June 15, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, constituted a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from federal income taxes under provisions of Section 501. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.


NOTE G - RELATED PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds managed by First Union National Bank. First Union National Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.


NOTE H - PLAN ADMINISTRATION FEES

During 1999, First Union started reporting the indirect fees contained in the reduction of the net fair value of the investment. These fees represent the cost of the administration of the individual funds. Prior to 1999, the fees reduced the net investment income of the fund.




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                                                                          Page 7